UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A
Under the Securities Exchange Act of 1934

(Amendment No. 14)*

P.A.M. TRANSPORTATION SERVICES, INC.

(Name of Issuer)

COMMON STOCK, PAR VALUE $0.01 PER SHARE

(Title of Class of Securities)

693149-10-6

(CUSIP Number)

MATTHEW T. MOROUN

12225 STEPHENS ROAD

WARREN, MI 48089

(586) 939-7000

(Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications)

July 29, 2024

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rules 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 693149-10-6	SCHEDULE 13D/A

1.		NAMES OF REPORTING PERSON Matthew T. Moroun
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [X] (b) [_]
3.		SEC USE ONLY
4.		SOURCE OF FUNDS OO See Item 3
5.		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [_]
6.		CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 5,268,000*
	8.	SHARED VOTING POWER 3,604**
	9.	SOLE DISPOSITIVE POWER 16,001,896***
	10.	SHARED DISPOSITIVE POWER 3,604**
11.		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 16,005,500****
12.		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [_]
13.		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 73.6%
14.		TYPE OF REPORTING PERSON IN

* Consists of 5,268,000 shares of the Issuer’s Common Stock beneficially owned by the Grantor Trust for Matthew T. Moroun and DuraRock Underwriters, Ltd. (“Moroun Grantor Trust”).

** Consists of 3,604 shares of the Issuer’s Common Stock owned by Matthew T. Moroun’s son, Matthew J. Moroun. Neither the filing of this report nor any of its contents shall be deemed an admission that Matthew T. Moroun is the beneficial owner of such shares for purposes of Section 13(d) of the Act or for any other purpose.

*** Consists of 5,268,000 shares of the Issuer’s Common Stock beneficially owned by the Moroun Grantor Trust, 10,427,848 shares beneficially owned by the 2020 Irrevocable Lindsay S. Moroun Trust dated November 24, 2020 (“2020 Lindsay Moroun Trust”), and 306,048 shares beneficially owned by the 2020 Irrevocable Agnes Anne Moroun Trust (“2020 AAM Trust”). Matthew T. Moroun serves as trustee of each of these three trusts and is a beneficiary of the Moroun Grantor Trust. Sole voting power over the shares held by the 2020 Lindsay Moroun Trust and the 2020 AAM Trust is held by a special trustee, Frederick P. Calderone, while Matthew T. Moroun retains sole voting power over the shares held by the Moroun Grantor Trust.

**** Consists of 5,268,000 shares of the Issuer’s Common Stock beneficially owned by the Moroun Grantor Trust, 10,427,848 shares beneficially owned by the 2020 Lindsay Moroun Trust, 306,048 shares beneficially owned by the 2020 AAM Trust, and 3,604 shares owned by Matthew T. Moroun’s son, Matthew J. Moroun. Neither the filing of this report nor any of its contents shall be deemed an admission that Matthew T. Moroun is the beneficial owner of the shares owned by Matthew J. Moroun for purposes of Section 13(d) of the Act or for any other purpose.

CUSIP No. 693149-10-6	SCHEDULE 13D/A

1.		NAMES OF REPORTING PERSON Grantor Trust for Matthew T. Moroun and DuraRock Underwriters, Ltd.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [X] (b) [_]
3.		SEC USE ONLY
4.		SOURCE OF FUNDS OO See Item 3
5.		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [_]
6.		CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 5,268,000
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 5,268,000
	10.	SHARED DISPOSITIVE POWER 0
11.		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,268,000
12.		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [_]
13.		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 24.2%
14.		TYPE OF REPORTING PERSON OO

CUSIP No. 693149-10-6	SCHEDULE 13D/A

1.		NAMES OF REPORTING PERSON 2020 Irrevocable Lindsay S. Moroun Trust, dated November 24, 2020
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [X] (b) [_]
3.		SEC USE ONLY
4.		SOURCE OF FUNDS OO See Item 3
5.		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [_]
6.		CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 10,427,848
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 10,427,848
	10.	SHARED DISPOSITIVE POWER 0
11.		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,427,848
12.		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [_]
13.		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 47.9%
14.		TYPE OF REPORTING PERSON OO

CUSIP No. 693149-10-6	SCHEDULE 13D/A

1.		NAMES OF REPORTING PERSON Frederick P. Calderone
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [_] (b) [_]
3.		SEC USE ONLY
4.		SOURCE OF FUNDS OO See Item 3
5.		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [_]
6.		CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 10,744,532*
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 10,636
	10.	SHARED DISPOSITIVE POWER 0
11.		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,744,532*
12.		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [_]
13.		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 49.4%
14.		TYPE OF REPORTING PERSON IN

* Consists of 10,636 shares of the Issuer’s Common Stock owned directly by Frederick P. Calderone, individually, 10,427,848 shares beneficially owned by the 2020 Lindsay Moroun Trust, and 306,048 shares beneficially owned by the 2020 AAM Trust. Frederick P. Calderone serves as special trustee of each of these trusts with sole voting power over the shares held by each trust. Matthew T. Moroun serves as trustee of these trusts with sole investment power over the shares held by each trust.

This Amendment No. 14 amends and supplements the statement on Schedule 13D filed on January 15, 1997, as amended by the Amendment No. 1 filed on March 8, 2002, Amendment No. 2 filed on March 21, 2002, Amendment No. 3 filed on March 6, 2009, Amendment No. 4 filed on March 23, 2009, Amendment No. 5 filed on January 29, 2014, Amendment No. 6 filed on January 29, 2015, Amendment No. 7 filed on May 2, 2016, Amendment No. 8 filed on April 7, 2017, Amendment No. 9 filed on December 6, 2017, Amendment No. 10 filed on July 5, 2018, Amendment No. 11 filed on July 26, 2019, Amendment No. 12 filed on May 12, 2023, and Amendment No. 13 filed on August 3, 2023 (as amended, the “Schedule 13D”). Each Item below amends and supplements the information disclosed under the corresponding Item of the Schedule 13D. Capitalized terms used but not defined herein shall have the meanings attributed to them in the Schedule 13D. Except as otherwise set forth herein, this Amendment No. 14 does not modify any of the information previously reported by the Reporting Persons in the Schedule 13D.

All share amounts reported in this Amendment No. 14 have been adjusted to reflect the Issuer’s 2-for-1 forward split of its Common Stock in the form of a 100% stock dividend paid on August 16, 2021, to stockholders of record on July 30, 2021 as well as the Issuer’s 2-for-1 forward split of its Common Stock in the form of a 100% stock dividend paid on March 29, 2022, to stockholders of record on March 18, 2022.

Item 2.     Identity and Background

Item 2 of the Schedule 13D is hereby amended and restated in its entirety to read as follows:

(a)	This statement is being filed by Matthew T. Moroun, the Grantor Trust for Matthew T. Moroun and DuraRock Underwriters, Ltd. (“Moroun Grantor Trust”), the 2020 Irrevocable Lindsay S. Moroun Trust dated November 24, 2020 (“2020 Lindsay Moroun Trust”), and Frederick P. Calderone (collectively, the “Reporting Persons”).

(b)	The business address for each of the Reporting Persons is 12225 Stephens Road, Warren, Michigan 48089.

(c)	Matthew T. Moroun is Chairman of the board of directors of the Issuer. He is also Chairman of the board of directors of Universal Logistics Holdings, Inc. (NASDAQ: ULH), a holding company that owns subsidiaries engaged in providing a variety of customized transportation and logistics solutions. ULH’s business address is 12755 E. Nine Mile Road, Warren, Michigan 48089. Matthew T. Moroun currently serves as Chairman and President of CenTra, Inc., a diversified holding company based in Warren, Michigan. The business address for CenTra, Inc. is 12225 Stephens Road, Warren, Michigan 48089. Mr. Moroun is also Chairman of Oakland Financial Corporation, an insurance and real estate holding company based in Sterling Heights, Michigan. The business address for Oakland Financial Corporation is 34200 Mound Road, Sterling Heights, Michigan 48310. Mr. Moroun owns or controls other privately-held businesses engaged in transportation services and real estate acquisition, development, and management.

Frederick P. Calderone is a member of the board of directors of the Issuer. He is also a member of the board of directors of Universal Logistics Holdings, Inc. (NASDAQ: ULH), a holding company that owns subsidiaries engaged in providing a variety of customized transportation and logistics solutions. ULH’s business address is 12755 E. Nine Mile Road, Warren, Michigan 48089. Mr. Calderone retired from his position as a vice president of CenTra, Inc., a diversified holding company based in Warren, Michigan, in 2016. The business address for CenTra, Inc. is 12225 Stephens Road, Warren, Michigan 48089.

(d)+(e)	During the last five years, none of the Reporting Persons has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) and none has been a party to a civil proceeding of any judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding of any violation with respect to such laws.

(f)	Matthew T. Moroun and Frederick P. Calderone are both citizens of the United States of America.

Item 3.    Source and Amount of Funds or Other Consideration.

Item 3 of the Schedule 13D is hereby amended and supplemented by inserting the following paragraphs after the last paragraph thereof:

On May 9, 2024, Matthew J. Moroun and Frederick P. Calderone received 852 shares and 284 shares, respectively, of Common Stock from the Issuer upon their elections to receive stock in lieu of cash for a portion of the Issuer’s annual retainer for non-employee directors.

On July 29, 2024, Matthew T. Moroun sold 4,000,000 shares of Common Stock of the Issuer beneficially owned by him to the 2020 Lindsay Moroun Trust, for which Matthew T. Moroun serves as trustee and Frederick P. Calderone serves as special trustee. Since the filing of Amendment No. 13 to this Schedule 13D, these 4,000,000 shares were transferred by the Moroun Grantor Trust to Matthew T. Moroun, as beneficiary of such trust. The source of funds for the purchase of these shares by the 2020 Lindsay Moroun Trust was an interest-bearing note to Matthew T. Moroun. The purchase price was $72,731,914.48 based on the number of shares multiplied by a per share price of $18.1830. The per share price was determined by an independent third party using the average of the high and low prices of the Company Common Stock as reported on the Nasdaq Stock Market on July 29, 2024, adjusted for an applicable block-trade discount.

Also, on July 29, 2024, Matthew T. Moroun, as trustee of the Manuel J. Moroun Trust under Agreement dated March 24, 1977, as amended (the “Manuel J. Moroun Trust”), sold 73,700 shares of Common Stock of the Issuer beneficially owned by the Manuel J. Moroun Trust to the 2020 Lindsay Moroun Trust. These shares were previously beneficially owned by Matthew T. Moroun’s father, Manuel J. Moroun, who was the trustee and beneficiary of the Manuel J. Moroun Trust prior to his death in 2020. These shares were inadvertently omitted from prior amendments to this Schedule 13D following Matthew T. Moroun’s appointment as trustee of this trust. The source of funds for the purchase of these shares by the 2020 Lindsay Moroun Trust was an interest-bearing note to the Manuel J. Moroun Trust. The purchase price was $1,340,085.52 based on the number of shares multiplied by a per share price of $18.1830. The per share price was determined by an independent third party using the average of the high and low prices of the Company Common Stock as reported on the Nasdaq Stock Market on July 29, 2024, adjusted for an applicable block-trade discount.

Item 4.     Purpose of Transaction.

The seventh paragraph of Item 4 of the Schedule 13D is hereby amended and supplemented to include the following two paragraphs:

On April 22, 2024, the board of directors of the Issuer approved a proposed plan of conversion (the “Plan of Conversion”) whereby the Issuer will convert from a Delaware corporation to a Nevada corporation (the “Conversion”) under the new corporate name of PAMT CORP. The proposed Plan of Conversion, which includes the Conversion and the articles of incorporation and bylaws of the Nevada corporation, is subject to approval by the Issuer’s shareholders at its 2024 annual meeting of shareholders. As part of the Plan of Conversion, the board of directors also approved an increase in the authorized shares of Common Stock of the Issuer from 50,000,000 shares to 100,000,000 shares, subject to shareholder approval at the 2024 annual meeting of shareholders, to be effective upon the Issuer’s reincorporation in Nevada. Under the proposed Plan of Conversion, the Issuer will remain a publicly held company following the Conversion and will continue to file reports with the Securities and Exchange Commission and provide to its shareholders the same type of information that the Issuer has previously filed and provided. The Conversion is not being effected to prevent a change in control, nor is it in response to any present attempt known to the Issuer’s board of directors to acquire control of the Issuer or obtain representation on the board of directors. Nevertheless, certain effects of the proposed Conversion may be considered to have anti-takeover implications by virtue of being subject to Nevada law.

Other than as described above, each of the Reporting Persons reports that he, she or it currently does not have any specific plan or proposal which relates to, or may result in, any of the matters listed in Items 4(a)-(j) of Schedule 13D.

Item 4 of the Schedule 13D is hereby further amended and supplemented by inserting the following paragraph after the last paragraph thereof:

Since the filing of Amendment No. 13 on August 3, 2023, the aggregate number of shares of Common Stock outstanding decreased from 22,034,370 shares outstanding as of July 18, 2023, to 21,755,186 shares outstanding as of June 6, 2024, primarily as a result of the Issuer’s purchase of 284,206 shares of its Common Stock on May 28, 2024, pursuant to a modified “Dutch Auction” tender offer, and additional purchases of shares of Common Stock by the Issuer under the terms of existing stock award agreements. No shares of Common Stock were tendered by the Reporting Persons in the tender offer. This decrease in the aggregate number of outstanding shares of Common Stock, along with the transactions described in Item 3 of this Amendment No. 14, resulted in the increases in the percentages of outstanding shares of Common Stock beneficially owned by the Reporting Persons. The transactions on July 30, 2024, as described in Item 3, were effected for ownership succession purposes. Additionally, the shares of Common Stock beneficially owned directly by Frederick P. Calderone as reported in Amendment No. 13 to this Schedule 13D were inadvertently reported based on his pre-stock split beneficial ownership and have been adjusted to correctly reflect his direct beneficial ownership on a post-stock split basis in this Amendment No. 14.

Item 5.     Interest in Securities of the Issuer.

Paragraphs (a), (c) and (d) of Item 5 of the Schedule 13D are hereby amended and restated in their entirety to read as follows:

(a)	The aggregate number and percentage of the class of securities identified pursuant to Item 1 beneficially owned by each Reporting Person are stated in Items 11 and 13 on the cover page for each such Reporting Person. The percentage of shares of Common Stock beneficially owned by each Reporting Person is based on 21,755,186 shares of Common Stock outstanding as of June 6, 2024, as disclosed in the Issuer’s most recent Preliminary Proxy Statement on Schedule 14A filed on June 7, 2024.

(c)	Except for the transaction described in this Amendment No. 14, the Reporting Persons have not engaged in any transactions in the Common Stock during the past 60 days.

(d)	Matthew T. Moroun’s son, Matthew J. Moroun, has the right to receive or the power to direct the receipt of dividends from, and the proceeds from the sale of, 3,604 shares held by him which are reported as beneficially owned by Matthew T. Moroun. Neither the filing of this report nor any of its contents shall be deemed an admission that Matthew T. Moroun is the beneficial owner of such shares for purposes of Section 13(d) of the Act or for any other purpose. Shares beneficially owned by the Moroun Grantor Trust, the 2020 Lindsay Moroun Trust and the 2020 AAM Trust are held for the benefit of members of the Moroun family. Frederick P. Calderone, in his capacity as special trustee of the 2020 Lindsay Moroun Trust and the 2020 AAM Trust, does not have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, shares held by the 2020 Lindsay Moroun Trust or the 2020 AAM Trust.

Item 6.     Contracts, Arrangements, Understandings or Relationships with Respect to the Securities of the Issuer

The first paragraph of Item 6 of the Schedule 13D is hereby amended and restated in its entirety to read as follows:

Matthew T. Moroun is the father of Matthew J. Moroun. Voting and investment power over the Moroun Grantor Trust is exercised by Matthew T. Moroun, as trustee of the trust. Investment power over the 2020 Lindsay Moroun Trust and the 2020 AAM Trust is exercised by Matthew T. Moroun, as trustee of each trust, while voting power over each such trust is exercised by Frederick P. Calderone, in his capacity as special trustee of each trust. On July 29, 2024, Matthew T. Moroun, in his individual capacity and as trustee of the Moroun Grantor Trust, and Frederick P. Calderone, as special trustee of the 2020 Lindsay Moroun Trust, entered into a voting agreement under which Matthew T. Moroun, individually and as trustee of the Moroun Grantor Trust, has agreed to vote the shares of Common Stock held by himself and the Moroun Grantor Trust at each annual or special meeting of the shareholders of the Issuer, or at any adjournment or postponement thereof, or in any other circumstance upon which a vote, consent or other approval of the Issuer’s shareholders is sought, in accordance with and in the same manner as the special trustee votes the shares of Common Stock held by the 2020 Lindsay Moroun Trust that are eligible to vote on or consent to the matter or matters submitted to the Issuer’s stockholders. Matthew T. Moroun is a beneficiary of the Moroun Grantor Trust and Matthew T. Moroun’s descendants are beneficiaries of the 2020 AAM Trust and the 2020 Lindsay Moroun Trust.

Item 6 of the Schedule 13D is hereby further amended and supplemented by inserting the following after the third paragraph thereof:

In connection with Matthew T. Moroun’s sale of 4,000,000 shares of Common Stock on July 29, 2024, the 2020 Lindsay Moroun Trust issued an interest-bearing promissory note to Matthew T. Moroun for $72,731,914.48, payable in monthly installments through July 29, 2054.

In connection with the Manuel J. Moroun Trust’s sale of 73,700 shares of Common Stock on July 29, 2024, the 2020 Lindsay Moroun Trust issued an interest-bearing promissory note to the Manuel J. Moroun Trust for $1,340,085.52, payable in monthly installments through July 29, 2054.

Item 7.     Material to be Filed as Exhibits

1.	Purchase Agreement, dated July 29, 2024, by and between Matthew T. Moroun, individually, and the 2020 Irrevocable Lindsay S. Moroun Trust Under Agreement dated November 24, 2020.

2.	Promissory Note, dated July 29, 2024, by the 2020 Irrevocable Lindsay S. Moroun Trust Under Agreement dated November 24, 2020 in favor of Matthew T. Moroun, individually.

3.	Purchase Agreement, dated July 29, 2024, by and between Matthew T. Moroun, as Trustee of the Manuel J. Moroun Trust under Agreement dated March 24, 1977, as amended, and the 2020 Irrevocable Lindsay S. Moroun Trust Under Agreement dated November 24, 2020.

4.	Promissory Note, dated July 29, 2024, by the 2020 Irrevocable Lindsay S. Moroun Trust Under Agreement dated November 24, 2020 in favor of Matthew T. Moroun, as Trustee of the Manuel J. Moroun Trust under Agreement dated March 24, 1977, as amended.

5.	Joint Filing Agreement, dated as of August 3, 2023, among Matthew T. Moroun, the Moroun Grantor Trust, the 2020 Lindsay Moroun Trust, and Frederick P. Calderone (incorporated by reference to Exhibit 3 to the Schedule 13D/A Amendment No. 13, filed on August 3, 2023) (file number 005-39193).

6.	Voting Agreement, dated as of July 29, 2024, between Matthew T. Moroun, Individually and as Trustee of the Moroun Grantor Trust, and Frederick P. Calderone, as Special Trustee of the 2020 Lindsay Moroun Trust.

***********************************************************************************************************

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: July 31, 2024

MATTHEW T. MOROUN

By:	/s/ Matthew T. Moroun

MOROUN GRANTOR TRUST

By:	/s/ Matthew T. Moroun
Name:	Matthew T. Moroun
Title:	Trustee

2020 LINDSAY MOROUN TRUST

By:	/s/ Matthew T. Moroun
Name:	Matthew T. Moroun
Title:	Trustee

By:	/s/ Frederick P. Calderone
Name:	Frederick P. Calderone
Title:	Special Trustee

FREDERICK P. CALDERONE

By:	/s/ Frederick P. Calderone

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